UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Bernard Chaus, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   162510101
                    ----------------------------------------
                                 (CUSIP Number)

                                Josephine Chaus
                    ---------------------------------------
                       (Name of Person Filing Statement)

                           Richard A. Goldberg, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                 919 Third Avenue
                           New York, New York  10022
                                (212) 758-9500
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 1995
                 ----------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                      SCHEDULE 13D


CUSIP No.     162510101                        Page    2    of     7     Pages
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
   Josephine Chaus


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH

7  SOLE VOTING POWER
   16,168,550

8  SHARED VOTING POWER
   118,000

9  SOLE DISPOSITIVE POWER
   16,168,550

10 SHARED DISPOSITIVE POWER
   118,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   16,286,550

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   54.8%

14 TYPE OF REPORTING PERSON*
   IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT! SEC 1746 (9-88) 2 OF






                        AMENDMENT NO. 3 TO SCHEDULE 13D


        This Amendment No. 3 to the Original Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of April 5, 1990 (the "Original Schedule 13D"), Amendment No. 1 to the Original
Schedule 13D relating to the event date of October 16, 1992 ("Amendment No. 1"), and Amendment No. 2 to the Original Schedule 13D relating to the event date of November 22, 1994 ("Amendment No. 2"), reported by Josephine Chaus (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Bernard Chaus, Inc., a New York corporation (the "Issuer"). The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the "Schedule 13D."


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

        In February 1995, the Reporting Person provided additional credit support to the Issuer in the form of (a) an increase from $7,200,000 to $10,000,000 in the letter of credit (the "Letter of Credit") previously provided by her and an extension of its term until October 31, 1995 (the "February Increase/Extension"), and (b) a personal guarantee in the amount of $5,000,000 (the "Guarantee"). In addition, in September 1995, the Reporting Person further extended the term of the Letter of Credit to January 31, 1996 (the "September Extension").

        In return for her provision of such additional credit support to the Issuer, the Special Committee authorized the issuance, subject to stockholder approval, of warrants (the "1995 Warrants") to purchase an aggregate of 1,580,000 shares of Common Stock. The stockholders of the Issuer approved the issuance of the 1995 Warrants at the November 15, 1995 Annual Meeting of Stockholders. The 1995 Warrants consist of (a) warrants (the "February Increase Warrants") to purchase 815,000 shares of Common Stock at an exercise price of $4.05 per share, (b) warrants (the "Guarantee Warrants") to purchase 535,000 shares of Common Stock at an exercise price of $4.05 per share, and (c) warrants (the "September Extension Warrants") to purchase 230,000 shares of Common Stock at an exercise price of $6.75 per share. The exercise prices of the February Increase Warrants and the Guarantee Warrants are equal to 120% of the closing price of the Common Stock on the New York Stock Exchange, Inc. (the "NYSE") on May 17, 1995, the date immediately preceding the date when the Special Committee approved the issuance of such warrants; and the exercise price of the September Extension Warrants is equal to 120% of the closing price of the Common Stock on the NYSE on September 14, 1995, the date when the Special Committee approved the issuance of the September Extension Warrants. In approving the issuance of the 1995 Warrants, the Special Committee sought the advice of Lehman Brothers, which provided its view as to the commercial reasonableness of the transaction.

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        In addition, the Issuer has granted to the Reporting Person an option
(the "July Option"), exercisable by the Special Committee, to further extend the Letter of Credit until July 31, 1996. If the Issuer (upon a determination by the Special Committee) exercises the July Option, the Reporting Person will be entitled to certain additional warrants (the number of such warrants shall be determined by the Special Committee in a manner consistent with past practices, and shall be subject to receipt of a letter of a nationally recognized investment banking firm as to the commercial reasonableness thereof and to stockholder approval).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The responses set forth in subsections (a) and (b) of Item 5 of the
Schedule 13D are hereby amended and restated in their entirety as follows:

        (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 16,286,550, or approximately 54.8% of the outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock of the Issuer as of November 22, 1995. Such shares beneficially owned by the Reporting Person include an aggregate of 2,796,500 shares issuable upon the exercise of warrants, consisting of (i) 1,216,500 shares of Common stock issuable upon the exercise of the warrants issued to the Reporting Person in 1994 (the "1994 Warrants") and (ii) 1,580,000 shares of Common Stock issuable upon the exercise of the 1995 Warrants.

        (b) The Reporting Person has the sole power to vote, direct the vote or dispose of an aggregate of 16,168,550 shares of Common Stock beneficially owned by her. The Reporting Person shares power to vote, direct the vote or dispose of an aggregate of 118,000 shares of Common Stock held by her and Daniel Rosenbloom as co-trustees for her children.

                        Mr. Rosenbloom acts as an investment advisor with First Manhattan Co., an investment advisory firm. His business address, and the principal address of First Manhattan Co., is 437 Madison Avenue, New York, New York 10022. During the last five years, Mr. Rosenbloom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Rosenbloom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        The 1994 Warrants were issued pursuant to a series of warrant agreements, each dated November 22, 1994, which are incorporated by reference herein. The 1995 Warrants

                                       4







were issued pursuant to a series of warrant agreements, each dated November 15, 1995, which are incorporated by reference herein. The 1994 Warrants became exercisable on November 22, 1994, and the 1995 Warrants became exercisable on November 15, 1995. The 1994 Warrants and the 1995 Warrants will expire five years from their issuance and contain customary anti-dilution provisions. The 1994 Warrants are nontransferable, and, with respect to the 1995 Warrants, the February Increase Warrants and the Guarantee Warrants are fully transferable and the September Extension Warrants are nontransferable.

        On September 1, 1994, the Reporting Person entered into a letter agreement (the "Letter Agreement") with Andrew Grossman, the Issuer's Chief Executive Officer, in connection with the Issuer's hiring of Mr. Grossman. Pursuant to the Letter Agreement, the Reporting Person agreed to vote all of her shares of Common Stock of the Issuer at the 1994 Annual Meeting of Stockholders in favor of, among other things, a bonus plan and an option plan for Mr. Grossman. In addition, in the Letter Agreement, the Reporting Person agreed that, at each Annual Meeting of Stockholders held during the term of the employment agreement between Mr. Grossman and the Issuer, she would vote all of her shares of Common Stock of the Issuer in favor of Mr. Grossman's re-election to the Issuer's Board of Directors. In September 1995, the Issuer exercised its option to renew the term of the employment agreement with Mr. Grossman until 2004. The Letter Agreement is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 32,500 warrants to purchase Common Stock of the Issuer.

Exhibit 2 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 206,000 warrants to purchase Common Stock of the Issuer.

Exhibit 3 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 338,000 warrants to purchase Common Stock of the Issuer.

Exhibit 4 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 640,000 warrants to purchase Common Stock of the Issuer.

Exhibit 5 Agreement dated November 15, 1995 between the Company and the Reporting Person issuing 815,000 warrants to purchase Common Stock of the Issuer.

Exhibit 6 Agreement dated November 15, 1995 between the Company and the Reporting Person issuing 535,000 warrants to purchase Common Stock of the Issuer.

Exhibit 7 Agreement dated November 15, 1995 between the Company and the Reporting Person issuing 230,000 warrants to purchase Common Stock of the Issuer.

Exhibit 8 Letter Agreement dated September 1, 1994 between the Reporting Person and Andrew Grossman (previously filed as Exhibit A to Amendment No. 2).

                                       5






                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 21, 1995


                                                 \s\ Josephine Chaus
                                                 ------------------------------
                                                     Josephine Chaus





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                                 EXHIBIT INDEX

Exhibit         Description
-------         -----------

1 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 32,500 warrants to purchase Common Stock of the Issuer.

2 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 206,000 warrants to purchase Common Stock of the Issuer.

3 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 338,000 warrants to purchase Common Stock of the Issuer.

4 Agreement dated November 22, 1994 between the Company and the Reporting Person issuing 640,000 warrants to purchase Common Stock of the Issuer.

5 Agreement dated November 15, 1995 between the Company and the Reporting Person issuing 815,000 warrants to purchase Common Stock of the Issuer.

6 Agreement dated November 15, 1995 between the Company and the Reporting Person issuing 535,000 warrants to purchase Common Stock of the Issuer.

7 Agreement dated November 15, 1995 between the Company and the Reporting Person issuing 230,000 warrants to purchase Common Stock of the Issuer.

8 Letter Agreement dated September 1, 1994 between the Reporting Person and Andrew Grossman (previously filed as Exhibit A to Amendment No. 2 to the Statement on Schedule 13D relating to the event date of November 22, 1994).


                                       7